UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2018

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-207931 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

On August 16, 2018, Westpac announced that Westpac Group Chief Information Officer (CIO), Dave Curran, has decided to retire from Westpac at the end of January 2019. Following a global search, Craig Bright has been appointed as CIO, Westpac Group. Mr Bright will commence with the Group in December 2018.

Craig is currently Chief Technology Officer for Citigroup’s Global Consumer Bank. In this role he leads IT strategy and architecture for the Consumer division, playing a central role in setting and executing Citi’s cloud agenda, and strengthening the Bank’s DevOps and Production Management capabilities.

Craig joined Citigroup in 2011 as Managing Director, initially responsible for strategic and operational leadership of infrastructure globally for the Consumer Bank. His scope of responsibility expanded to include Production Management for the thousands of applications across the globe that support the Consumer Bank; and leadership of Citi’s global data centre network.

Index to Exhibits

Exhibit No.	Description

1	Media Release – Westpac Chief Information Officer to Retire

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 16, 2018	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Associate Director